SAIC, INC.

10260 Campus Point Dr.

San Diego, California 92121

October 11, 2006

BY FACSIMILE (202-772-9368) AND

EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Edward M. Kelly, Esq.

Re:	SAIC, Inc.
Registration Statement on Form S-1 (Registration No. 333-128021)
Registration Statement on Form 8-A 12(b)

Ladies and Gentlemen:

SAIC, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare effective the Company’s Registration Statement on Form S-1 (Registration No. 333-128021) as of 12:00 noon, Eastern Time, on October 12, 2006, or as soon as practicable thereafter.

The Company also requests that its Registration Statement on Form 8-A, filed with the Commission on October 10, 2006, be declared effective concurrently with the above-captioned Registration Statement on Form S-1.

In connection with the request to declare effective the above-captioned Registration Statement on Form S-1, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact me at (858) 826-6000.

Sincerely,

SAIC, Inc.

/s/ Douglas E. Scott
Douglas E. Scott
Senior Vice President, General Counsel and Secretary

cc:	Mr. Kris Hanson (SAIC, Inc.)
Mr. Ryan Murr (Heller Ehrman LLP)
Mr. Michael Nordtvedt (Davis, Polk & Wardwell)